

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2025

Yunhao Chen
Chief Financial Officer
Massimo Group
3101 W Miller Road
Garland, TX 75041

      Re: Massimo Group
          Registration Statement on Form S-3
          Filed April 3, 2025
          File No. 333-286353

Dear Yunhao Chen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kristin Baldwin at 202-551-7172 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing